BOSTON BRUSSELS CHARLOTTE FRANKFURT HARRISBURG HARTFORD LONDON LUXEMBOURG MUNICH NEW YORK NEWPORT BEACH PALO ALTO PARIS PHILADELPHIA PRINCETON SAN FRANCISCO WASHINGTON

August 31, 2005

Christian Sandoe

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   Munder Series Trust, on behalf of the Munder Internet Fund,

         Proxy Statement/Prospectus on Form N-14 SEC File No. 333-126863

Dear Mr. Sandoe:

We are writing on behalf of the Munder Series Trust (“Registrant”) in response to comments Mr. Brion Thompson of the staff of the Securities and Exchange Commission provided telephonically to Jane A. Kanter and Jennifer O. Epstein on Thursday, August 25, 2005 with respect to the proxy statements/prospectus filed on Form N-14 for the Registrant (“Proxy Statement”). The Proxy Statement, which was filed on Form N-14 on July 25, 2005, relates to the proposed reorganization of (i) the Amerindo Technology Fund (“Amerindo Fund”), a series of Amerindo Funds, Inc., with and into the Munder Internet Fund, a series of the Registrant. Because the comment made relates to the disclosure provided by the Amerindo Fund in response to one of the requirements of the proxy rules, Mr. Thompson subsequently discussed this comment separately with Beth R. Kramer of Kirkpatrick & Lockhart Nicholson Graham LLP, counsel to the Amerindo Fund.

A summary of the comment and our response thereto is provided below.

Comment: In a prior staff comment regarding page 35 of the Proxy Statement, the Registrant was asked to revise the disclosure regarding the basis for the board of the Amerindo Fund’s decision to approve the advisory contract with Munder Capital Management in accordance with the requirements of Item 22(d)(6) of the Form N-1A. In a subsequently submitted response filed on August 23, 2005, the Registrant stated that “The Proxy Statement has been revised to comply with the comment.” Upon review of the revised disclosure, the staff is reiterating this comment and requesting further specific disclosure regarding the facts and factors underlying the determination to submit the proposed advisory agreement to a vote of shareholders of the Amerindo Fund.

Response: A letter from Kirkpatrick & Lockhart Nicholson Graham LLP, counsel to the Amerindo Fund, responding to this comment on behalf of the Amerindo Fund has been attached with this letter.

Law Offices of Dechert LLP
1775 I Street, N.W. • Washington, DC 20006-2401 • Tel: 202.261.3300 • Fax: 202.261.3333 • www.dechert.com

Mr. Christian Sandoe August 31, 2005 Page 2 of 2 Please do not hesitate to contact the undersigned at 202.261.3446 if you have any questions concerning the foregoing. Sincerely,
/s/ Jennifer Epstein
Jennifer O. Epstein
cc: Stephen J. Shenkenberg, Esq. Jane A. Kanter

Dechert LLP

Kirkpatrick & Lockhart Nicholson Graham LLP

599 Lexington Avenue

New York, New York 10022-6030

Via Edgar

Securities and Exchange Commission

100 F Street N.E.

Washington, D. C. 20549

Re:	Munder Series Trust
File Nos. 333-102943 and 811-21294

Dear Sir or Madam:

Enclosed herewith for filing is a draft response to an oral comment received from Mr. Christian Sandoe on August 30, 2005 in connection with the above-referenced Registrant’s Form N-14 filing, which was filed with the Securities and Exchange Commission on July 25, 2005.

If you have any questions concerning this filing, please do not hesitate to contact the undersigned at 212-536-4024.

Sincerely,

/s/ Beth R. Kramer
Beth R. Kramer

Enclosure

In approving the New Agreement, the Independent Directors considered various factors, among them: (i) the nature, extent and quality of services provided to the Amerindo Fund including the personnel providing services; (ii) the Adviser’s compensation and profitability; (iii) comparison of fees with other advisers and performance; (iv) economies of scale; and (v) the terms of the investment advisory agreement. The Independent Directors’ analysis of these factors is set forth below. The Independent Directors were advised by separate independent legal counsel throughout the process.

Nature, Extent and Quality of Advisory Services. The Independent Directors considered the level and depth of knowledge of the Adviser, including its disciplined investment approach, sector expertise, and reputation within the industry. The Independent Directors took into account that the Adviser currently manages approximately $1 billion in technology-related investment assets through two mutual funds that specialize in that sector. The Independent Directors discussed the fact that, in addition to the Adviser’s technology expertise, the Adviser also provides investment advisory services to a wide range of clients, including corporations, foundations, charitable trusts, state, municipal and county government retirement plans, insurance companies, unions, individuals and mutual funds, including small-, mid- and large-cap domestic and international stocks, bonds and more specialized categories such as healthcare, REITS, power/energy and technology. In evaluating the quality of the services provided by the Adviser, the Independent Directors took into account their familiarity with the Adviser’s senior management through recent meetings, conversations and reports during the prior several months.

The Independent Directors also acknowledged the Adviser’s past willingness to consider and implement organizational and operational changes designed to improve investment results, including its efforts to retain qualified investment personnel, to enhance the quality and depth in the Adviser’s investment, trading, and administrative services departments and hiring of additional staff in 2004 and 2005.

The Independent Directors assessed the Adviser’s compliance policies and procedures, including the quality and depth of their legal and compliance team, as well as the number of employees dedicated to regulatory compliance, knowledge and experience of its Chief Compliance Officer and its automated compliance monitoring system. The Independent Directors concluded that all were of such a high caliber that they were confident that adequate systems were in place to monitor and detect potential compliance issues. The Independent Directors also determined that the Adviser’s compliance policies and procedures were consistent with the requirements under Rule 38a-1 of the Investment Company Act of 1940, as amended.

The Independent Directors also considered the depth and strength of the Adviser’s portfolio management expertise compared to other potential advisers. They noted that given the recent developments at the Amerindo Fund’s former adviser, not only did the Adviser demonstrate a strong portfolio management team and compliance infrastructure, but the Independent Directors also believed that shareholders would benefit from their affiliation with the Adviser due to its strong reputation in the fund industry.

The Independent Directors also considered the Adviser’s efforts in marketing the Munder Funds (for which they serve as investment adviser and administrator) and the Adviser’s experience in coordinating the activities of the other service providers for the Munder Funds. The Independent Directors found the Adviser’s experience in managing other open-end funds and coordinating the activities of the service providers to those funds a relevant consideration in evaluating the Adviser’s ability to provide similar services to the Amerindo Fund. Finally, the

Independent Directors considered the Adviser’s relationship with its affiliates and the resources available to them as well as the information provided by the Adviser in its Form ADV. In their evaluation, the Independent Directors recognized that the benefits derived from these relationships may have a positive result on the Amerindo Fund’s ability to grow and retain assets.

Based on these and other factors, the Independent Directors concluded that the facts presented to and considered by them justified approval of the New Agreement.

Adviser’s Compensation and Benefits Derived. The Independent Directors also took into consideration the financial condition and profitability of the Adviser and its affiliates and the direct and indirect benefits derived by the Adviser and its affiliates from the Adviser’s relationship with the other funds they advise. After reviewing the Adviser’s profitability, the Independent Directors concluded that the costs of the Adviser’s services and the profitability of the Adviser under the New Agreement were not unreasonable.

The Independent Directors considered the Adviser’s representation that, beyond the fees earned by the Adviser and its affiliates for providing services to the Amerindo Fund, the Adviser may benefit from its relationship with the Amerindo Fund in the sense that separately managed account clients may view the additional assets under management resulting from managing the Amerindo Fund as a positive attribute. The Independent Directors also considered the Adviser’s representation that, although money managers may benefit from the use of “soft dollars” obtained from broker-dealers through payment of commissions on trades in client accounts, the Adviser believes that soft dollars should be used for the benefit of clients to the maximum extent possible.

The Independent Directors took into account that, under the terms of the New Agreement, the Amerindo Fund will pay an annual advisory fee equal to 1.00% of the Amerindo Fund’s average daily net assets. The Independent Directors concluded that similar to the terms contained in the Interim Agreement, Amerindo Fund shareholders will continue to realize a 50 basis point decrease in their management fee from the fee paid to the Amerindo Fund’s prior investment adviser. The Independent Directors also noted that, if the Reorganization is approved, existing Amerindo Shareholders will also derive additional benefits, including a significantly reduced total expense ratio, once the Amerindo Fund merges into the Munder Fund, which currently has over $750 million in assets.

Based on these facts, the Independent Directors concluded that these additional benefits should not preclude approval of the New Agreement.

Expenses and Performance. The Independent Directors compared the investment advisory fees and total expense ratios for the Amerindo Fund with various comparative data, including the industry median and average advisory fees and expense ratios in the Amerindo Fund’s investment category. The Independent Directors determined that, after reviewing “Fund Peer Group data by Lipper Class” showing the expense ratios of comparable funds, including the Munder Fund, the advisory fees to be paid by the Amerindo Fund under the New Agreement, and the advisory fees paid by other mutual funds managed by the Adviser, the advisory fees for the Amerindo Fund were reasonable and appropriate given the nature, extent and quality of the services provided by the Adviser and are comparable to the terms of the advisory arrangements within the industry median and within its respective peer group. The Independent Directors reviewed the expense ratios of similar funds managed by the Adviser and noted that some funds’ expense ratios were the same or similar to that of the Amerindo Fund. The Independent

Directors also reviewed the expense ratios of funds in the Lipper Science and Technology Category and noted that some of these funds’ expense ratios were higher than the Amerindo Fund and some expense ratios were lower than the Amerindo Fund.

The Independent Directors next considered the Adviser’s performance results for similar investment portfolios (including in particular the Munder Fund) managed by the Adviser during the six-month period, 12-month period and 24-month period ended March 31, 2005. The Independent Directors also reviewed the Munder Fund’s one-, three- and five -year Lipper “ranking” within the its peer group on a numeric, percentile and quartile ranking basis, as well as the three- and five -year and overall “star” ratings of the Munder Fund by Morningstar, Inc.

The Independent Directors noted that although the overall performance of the Munder Fund, in comparison to its peer group and benchmark was higher in some instances and lower in others compared to certain peers, the Munder Fund’s recent strong performance in the one- and three-year Lipper Quartile ratings indicated positive investment momentum going forward. The Independent Directors also noted that during some periods the Munder Fund outperformed its peers in the Lipper Science & Technology Category and during other periods it underperformed its peers in the Lipper Science & Technology Category. The Independent Directors also reviewed the Amerindo and Munder Funds’ year-to-date performance through June 1, 2005. The Independent Directors noted that the Munder Fund’s performance surpassed that of the Amerindo Fund during this period. The Independent Directors determined that these factors all helped to instill confidence in their judgment that the Adviser was well qualified to advise the Amerindo Fund.

In its evaluation, the Independent Directors compared the performance of the Munder Fund to that of the Amerindo Fund and concluded that, although the Amerindo Fund performed better during certain time periods, the Munder Fund’s overall performance was within the range of its comparable peers and was consistent with the performance of its peer group. Although the performance of the Munder Fund described above was not necessarily indicative of a “five-star” fund, the Independent Directors reviewed that fact as merely one basis for their determination in evaluating the quality of the services provided by the Adviser.

The Independent Directors reviewed detailed information about the Munder Fund’s portfolio composition and investment strategies and the overall performance of the Adviser in managing its other funds, including an analysis of these other Munder Funds relative to their benchmark securities and market indices and comparable funds. Although performance of the Munder Fund has varied over time, the Independent Directors concluded that the Adviser’s investment management methodologies, which are focused on managing the risk and reducing the negative variance of a fund’s performance relative to its benchmark, should produce over time predictable long-term performance relative to its benchmark.

Based on these considerations and comparisons, the Independent Directors concluded that the investment performance of the Adviser and the advisory fee under the New Agreement supported approval of the New Agreement.

Economies of Scale. The Independent Directors considered the effective fees under the New Agreement as a percentage of assets at different asset levels and possible economies of scale. The Independent Directors noted that the New Advisory Agreement did not utilize a fee breakpoint structure. The Independent Directors did not consider this critical in their evaluation.

Conclusion. In considering the approval of the New Agreement, the Independent Directors did not identify any single factor as controlling. The Independent Directors reached the following conclusions regarding the New Agreement with the Adviser, among others: (i) the Adviser has demonstrated that it possesses the capability and resources to perform the duties required of it under the New Agreement; (ii) the Adviser maintains an appropriate compliance program; (iii) the performance of each of the other funds advised by the Adviser is reasonable in relation to the performance of funds with similar investment objectives and to relevant indices; and (iv) the Amerindo Fund’s advisory fees are reasonable in relation to those of similar funds and to the services to be provided by the Adviser. Based on their conclusions, the Independent Directors determined that approval of the New Agreement would be in the interests of the Amerindo Fund and its shareholders.